To:          WY Funds
5502 N. Nebraska Avenue
Tampa, FL 33604

Dear Sirs:

You have engaged us to act as the sole investment adviser to The Core Fund, a series of WY Funds, pursuant to a Management Agreement dated as of October 24, 2012 (the “Agreement”).

Effective May 1, 2014 through April 30, 2015, we hereby contractually agree:

(a)
to waive management fees for that period in the amount of 0.66% of the average daily net assets of Class I, provided the Fund pays all of the operating expenses it incurs in connection with Class I, except for (i) distribution expenses and (ii) fees (but not out-of-pocket expenses) payable for accounting, administration and transfer agent services; and

(b)
to waive management fees for that period in the amount of 0.66% of the average daily net assets of Class Y and waive shareholder service fees for that period in the amount of 0.20% of the average daily net assets of Class Y, provided the Fund pays all of the operating expenses it incurs in connection with Class Y, except for (i) distribution expenses and (ii) fees (but not out-of-pocket expenses) payable for accounting, administration and transfer agent services;

provided, however, that the Fund shall never pay more operating expenses under this letter agreement for the period for either Class than it would pay if this letter agreement were not in effect.

Very truly yours,

Wertz York Capital Management Group, LLC

By: /s/ M. Brent Wertz
Brent Wertz, President
Acceptance

The foregoing contractual agreement is hereby accepted.

680405.8